Exhibit 21.1 List of Subsidiaries

Subsidiaries	Jurisdiction	Ownership Percentage
Goodintend Holdings Limited (“Goodintend”)	BVI	100% by the Company
Shenyang Yanzikou Sports and Entertainment Co., Ltd. (“Shenyang Yanzikou”)	PRC	100% by Goodintend
Beijing Shungao Golf Course Management Co., Ltd. (“Beijing Shungao”)	PRC	Contractually controlled by Shenyang Yanzikou
Shanghai Zhonggao Investments Management Co., Ltd. (“Shanghai Zhonggao”)	PRC	Contractually controlled by Shenyang Yanzikou